As filed with the Securities and Exchange Commission on July 13, 2000.

================================================================================
                                                     Commission File No. 0-19380

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                     Application for Withdrawal From Listing
                   of Securities Pursuant to Section 12(d) of
                         the Securities Act of 1934 and
                                 Rule 12d2-2(d)


                             INSIGNIA SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

               MINNESOTA                                 41-1656308
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

                          SCOTT F. DRILL, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER
                             INSIGNIA SYSTEMS, INC.
                            5025 CHESHIRE LANE NORTH
                            PLYMOUTH, MINNESOTA 55446
                            TELEPHONE: (763) 392-6200
              (Address of Principal Executive Office and Zip Code)

                                   Copies to:
                               CHRISTINE K. HANSEN
                           LINDQUIST & VENNUM P.L.L.P.
                                 4200 IDS CENTER
                             80 SOUTH EIGHTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                            TELEPHONE: (612) 371-2413
                            FACSIMILE: (612) 371-3207


                           Securities to be Withdrawn
                      Pursuant to Section 12(d) of the Act:

         COMMON STOCK
     $.01 PAR VALUE PER SHARE                    PHILADELPHIA STOCK EXCHANGE
Title of each class to be withdrawn         Name of Exchange from which class is
                                                      to be withdrawn

         Insignia Systems, Inc., a Minnesota corporation ("Insignia"), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 12d2-2(d) promulgated thereunder to withdraw its Common Stock, $.01 par value per share (the "Common Stock"), from listing and registration on the Philadelphia Stock Exchange ("PHLX"). At the present time, Insignia has 20,000,000 shares, $.01 par value, of Common Stock authorized for listing under CUSIP No. 45765Y 10 5, on both the PHLX and the Nasdaq SmallCap Market.

         On April 11, 2000, the Board of Directors of the Company unanimously approved resolutions to withdraw Insignia's Common Stock from listing and registration on the PHLX and maintain the listing of the Common Stock on the Nasdaq SmallCap Market. The decision of the Board followed a lengthy review of the matter and was based upon the belief that listing of the Common Stock on one exchange will be both more efficient and economical for Insignia based upon the following:

         1. The Common Stock has been listed for trading on the Nasdaq SmallCap Market. Pursuant to a Registration Statement on Form 8-A12B, filed with the Commission, which became effective on November 7, 1997, the Common Stock has also been listed on the PHLX. Trading of the Common Stock on PHLX commenced at the opening of business on November 13, 1997 while continuing to trade on the Nasdaq SmallCap Market.

         2. In making its decision to withdraw its Common Stock from listing and registration on the PHLX, Insignia hopes to avoid the direct and indirect costs of maintaining listings simultaneously on two exchanges.

         3. Insignia does not see any particular advantage to having its Common Stock trade on an exchange in addition to the Nasdaq SmallCap Market and believes that this dual trading could result in a fragmentation of the market for its securities.

         Insignia has complied with the rules of the PHLX by notifying PHLX of its intention to withdraw its Common Stock from listing and registration on the PHLX. By letters dated April 12, 2000 and May 5, 2000, Insignia provided this notification along with a certified copy of resolutions adopted by the Board of Directors authorizing the withdrawal of its Common Stock from listing and registration on the PHLX as well as correspondence setting forth in detail to the PHLX the reasons for the proposed withdrawal and the facts in support thereof. A copy of Insignia's letters dated April 12, 2000 and May 5, 2000 are attached as Appendix A and B. The PHLX replied by letter dated June 20, 2000, advising that it had no objection to such action. A copy of the PHLX reply is attached as Appendix C.

         This application relates solely to the Insignia Common Stock to be withdrawn from listing and registration on the PHLX. Insignia intends to continue the listing and registration of its Common Stock on the Nasdaq SmallCap Market. By reason of Section 12(g) of the Exchange Act and the rules and regulations thereunder, Insignia will continue to be obligated to file reports under Section 13 of the Exchange Act with the Securities and Exchange Commission.

         Insignia hereby requests that the Commission's order granting this application become effective on July 31, 2000, or as soon as practicable after acceptance of this application and publication of a notice thereof by the Commission in the Federal Register.

         In consideration of the above, Insignia hereby requests that the Commission issue an order in accordance with Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(d) promulgated thereunder, permitting Insignia to withdraw its shares of Common Stock from listing on the PHLX.


     Dated: July 13, 2000              INSIGNIA SYSTEMS, INC.



                                       By: /s/ Scott Drill
                                           -------------------------------------
                                           Scott Drill
                                           President and Chief Executive Officer

                                   Appendices


Appendix A        Letter of Insignia Systems, Inc. dated April 12, 2000, to the
                  Philadelphia Stock Exchange

Appendix B        Letter of Insignia Systems, Inc. dated May 5, 2000, to the
                  Philadelphia Stock Exchange

Appendix C        Letter of the Philadelphia Stock Exchange dated June 20, 2000, to Insignia Systems, Inc.

                                                                      APPENDIX A


                                                                 [LOGO]
                                                          INSIGNIA SYSTEMS, INC.


April 12, 2000



Ms. Tracy McNichol
Regulatory Services Department
Philadelphia Stock Exchange
1900 Market Street
Philadelphia, PA 19103-3584



Dear Ms. McNichol:


This letter is to notify you that we are requesting a de-listing from the Philadelphia Stock Exchange. I am enclosing a Board resolution which authorizes this de-listing.

If you have any questions, please contact me.


Very truly yours,



/s/  John R. Whisnant

John R. Whisnant
Vice President, Finance

                                                                      APPENDIX B


                                                                 [LOGO]
                                                          INSIGNIA SYSTEMS, INC.


May 5, 2000



Ms. Tracy McNichol
Regulatory Services Department
Philadelphia Stock Exchange
1900 Market Street
Philadelphia, PA 19103-3584



Dear Ms. McNichol:


This letter is to notify you that we are requesting a de-listing from the Philadelphia Stock Exchange.

The reason we are requesting a de-listing is because there has been no activity on our account within the past 12 months.

I had previously sent to you a Board resolution authorizing the de-listing.

If you have any questions, please contact me.


Very truly yours,



/s/ John R. Whisnant

John R. Whisnant
Vice President, Finance

                                                                      APPENDIX C


PHILADELPHIA STOCK EXCHANGE                                              PHLX
                                                                      Since 1790
1900 Market Street, Philadelphia, PA 19103-3584
Telephone: 215-496-5000


                                                                   June 20, 2000


VIA U.S. MAIL
Mr. John R. Whisnant
Vice President, Finance
Insignia Systems, Inc.
5025 Cheshire Lane North
Plymouth, MN 55446

Dear Mr. Whisnant:

We have reviewed a copy of the resolution adopted by the Company's Board of Directors of Insignia Systems, Inc. (the "Company") on April 11, 2000 which authorizes the withdrawal of the Company's Common Stock from listing & registration on the Philadelphia Stock Exchange ["PHLX"].

The purpose of this correspondence is to inform you that the PHLX has no objection to the Company's filing of an application with the Securities & Exchange Commission to remove the issue from listing on the PHLX. Pursuant to provisions of Rule 12d2-2 under Section 12 of the Securities Exchange Act of 1934, please forward a copy of the application to my attention as soon as practicable.

Thank you for your cooperation in this matter and should you have any questions regarding this matter, please contact me at (215) 496-5281.

Sincerely,


/s/ Tracy McNichol

Tracy McNichol
Listing Representative